Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) informs to its shareholders and the market in general that, on December 27th, a formal request has been submitted to the Latin American Securities Market (“Latibex”) to initiate the necessary procedures for the delisting of XGGB shares, currently traded on Latibex.

The Company has engaged the entities bellow for the following roles:

•	Banco Santander, S.A. (“Banco Santander”): delisting process coordinator;

•	Auriga Global Investors S.V, S.A. (“Specialist”): intermediary institution, which will act as a facilitating agent, to guide through the properly procedures to be taken by those investors who wish to sell or transfer their shares before the effective date of trading revocation of the Company’ shares on Latibex. The divestment will be carried out under market conditions, accordingly to the share price practiced at B3 S.A. – Brasil, Bolsa, Balcão.

Banco Santander will publish on the Latibex market, detailed information regarding the procedures for the sale of the Company’ shares held by Latibex investors.

The Companies will keep its shareholders and the market informed about the conclusion of the delisting process.

São Paulo, December 28, 2023.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer